FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 6/29/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X  Form 40-F
                                        ---          ---
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                                     Yes    No X
                                        ---   ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing it has filed 2006 Form 20-F.

                     Ternium Files 2006 Form 20-F

    LUXEMBOURG--(BUSINESS WIRE)--June 29, 2007--Ternium S.A. (NYSE:TX), ("Ternium") announces that it has filed its annual report on Form 20-F for the year ended December 31, 2006 with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC website at www.sec.gov and from Ternium's website at www.ternium.com. Holders of Ternium's ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, at +352 26 68 31 52 (from outside the United States) or +1
(888) 269 2377 (toll free from the United States).

    Ternium is one of the leading steel companies in the Americas, producing a wide range of flat and long steel products. With operations in Mexico, Argentina and Venezuela and 18,000 employees, Ternium had net sales of US$6.6 billion and shipments of 9.0 million tons of steel products in 2006. More information about Ternium is available at www.ternium.com.

    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti, +1-866-890-0443 (USA)
             Mexico: +52-81-8865-2111
             Argentina: +54-11-4018-2389
             www.ternium.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Raul Darderes
    -----------------
Name:  Raul Darderes
Title: Secretary to the Board of Directors


Dated: June 29, 2007